SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 3)*

Assured Guaranty Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title and Class of Securities)

G0585R106

(CUSIP Number)

WL Ross & Co. LLC

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone number: (212) 826-1100

Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

CUSIP No. G0585R106	Schedule 13D/A	Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV, L.P. (“Fund IV”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV.
(2)	Fund IV purchased 9,191,503 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $215,724,576. Fund IV can be deemed to share voting and dispositive power of an additional 1,460,393 shares that were acquired by WLR Recovery Fund III, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, in the same transaction. On May 6, 2008, Fund IV transferred 692,738 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund IV is the beneficial owner of 1,379,400 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 135,100 shares that are owned by WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund III, L.P. (“Fund III”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III.
(2)	Fund III purchased 968,063 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $22,720,439. Fund III can be deemed to share voting and dispositive power of an additional 9,683,833 shares that were acquired by WLR Recovery Fund IV, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, in the same transaction. On May 6, 2008, Fund III transferred 72,960 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund III is the beneficial owner of 130,300 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,384,200 shares that are owned by WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”). INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Parallel Fund purchased 30,570 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $717,478. Parallel Fund can be deemed to share voting and dispositive power of an additional 10,621,326 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR/GS Master Co-Investment, L.P., affiliates of Parallel Fund, in the same transaction. On May 6, 2008, Parallel Fund transferred 2,304 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Parallel Fund is the beneficial owner of 4,800 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of Parallel Fund, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

(1)	WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Master Co-Investment, L.P. (“WLR/GS Fund”). WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	WLR/GS Fund purchased 461,760 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $10,837,507. WLR/GS Fund can be deemed to share voting and dispositive power of an additional 10,190,136 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, in the same transaction.
(3)	WLR/GS Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired by WLR Recovery Fund III, L.P., WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR AGO Co-Invest, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR AGO Co-Invest, L.P. (“Co-Invest Fund”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Co-Invest Fund.
(2)	WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund III, L.P. (“Fund III”), WLR/GS Master Co-Investment, L.P. (“WLR/GS Fund”) and WLR IV Parallel ESC, L.P. (“Parallel Fund”) purchased 10,651,896 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and WLR/GS Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund.
(3)	Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired by WLR Recovery Fund III, L.P., WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of Co-Invest Fund, prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 7 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV.
(2)	Fund IV purchased 9,191,503 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $215,724,576. Fund IV can be deemed to share voting and dispositive power of an additional 1,460,393 shares that were acquired by WLR Recovery Fund III, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, in the same transaction. On May 6, 2008, Fund IV transferred 692,738 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund IV is the beneficial owner of 1,379,400 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 135,100 shares that are owned by WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 8 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III.
(2)	Fund III purchased 968,063 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $22,720,439. Fund III can be deemed to share voting and dispositive power of an additional 9,683,833 shares that were acquired by WLR Recovery Fund IV, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, in the same transaction. On May 6, 2008, Fund III transferred 72,960 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund III is the beneficial owner of 130,300 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,384,200 shares that are owned by WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 9 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Parallel Fund purchased 30,570 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $717,478. Parallel Fund can be deemed to share voting and dispositive power of an additional 10,621,326 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR/GS Master Co-Investment, L.P., affiliates of Parallel Fund, in the same transaction. On May 6, 2008, Parallel Fund transferred 2,304 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Parallel Fund is the beneficial owner of 4,800 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of Parallel Fund, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 10 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Parallel Fund purchased 30,570 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $717,478. Parallel Fund can be deemed to share voting and dispositive power of an additional 10,621,326 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR/GS Master Co-Investment, L.P., affiliates of Parallel Fund, in the same transaction. On May 6, 2008, Parallel Fund transferred 2,304 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Parallel Fund is the beneficial owner of 4,800 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of Parallel Fund, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 11 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	WLR/GS Fund purchased 461,760 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $10,837,507. WLR/GS Fund can be deemed to share voting and dispositive power of an additional 10,190,136 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, in the same transaction.
(3)	WLR/GS Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired by WLR Recovery Fund III, L.P., WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 12 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and Parallel Fund purchased 10,651,896 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 13 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and Parallel Fund purchased 10,651,896 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 14 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and Parallel Fund purchased 10,651,896 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 15 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and WLR IV Parallel ESC, L.P. (“Parallel Fund”) purchased 10,651,896 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 16 of 20 Pages

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D originally filed on March 10, 2008 (the “Schedule 13D”), the Schedule 13D/A filed on April 9, 2008 (the “First Schedule 13D/A”) and the Schedule 13D/A filed on May 7, 2008 (the “Second Schedule 13D/A”) by WLR Recovery Fund L.P. IV, WLR Recovery Fund III, L.P., WLR IV Parallel ESC, L.P., WLR AGO Co-Invest, L.P., WLR Recovery Associates IV LLC, WLR Recovery Associates III LLC, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc., WL Ross & Co. LLC, WLR/GS Master Co-Investment, L.P., WLR Master Co-Investment GP LLC, WL Ross Group, L.P., El Vedado, LLC and Wilbur L. Ross, Jr. (each, a “Reporting Person” and collectively, the “Reporting Persons”). All capitalized terms used without definition in this Schedule 13D/A shall have the meanings set forth in the Schedule 13D, the First Schedule 13D/A and the Second Schedule 13D/A.

This Schedule 13D/A amends the Schedule 13D, the First Schedule 13D/A and the Second Schedule 13D/A as follows:

Item 4.	Purpose of the Transaction.

Common Shares purchased by the WLR Funds are being purchased for investment purposes.

On September 16, 2008, AGO agreed to waive the standstill provisions of the Investment Agreement to permit the WLR Funds to purchase up to 5,000,000 additional shares of Common Shares of AGO (the “Additional Shares”) in open market transactions from time to time. There is no assurance if, when and in what amounts the WLR Funds will make any purchases. See Item 6 for additional information.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares were purchased on April 8, 2008 pursuant to the Investment Agreement, a copy of which is included as Exhibit 10.68 to AGO’s Form 10-K for the fiscal year ended December 31, 2007.

Fund IV, Fund III, Parallel Fund and WLR/GS Fund purchased 10,651,896 common shares in connection with the Issuer’s private placement pursuant to the Investment Agreement for cash consideration of $250,000,000 (the “Initial Investment”). WL Ross & Co. LLC (“WLR”), the investment manager of Fund IV, is entitled to allocate purchase obligations under the Investment Agreement (and any associated rights) among the other investment funds it manages.

On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund.

The Investment Agreement also provides that:

a)	subject to certain conditions and limitations, during the first year after the Initial Investment, the Issuer may require Fund IV to purchase up to $750,000,000 of additional Common Shares at a price equal to 97% of the volume weighted average price of a Common Share for the 15 trading days preceding the Issuer’s drawdown notice (the “Drawdown Price”);

b)	if the Company sells Common Shares resulting in gross proceeds of $100 million or more to any third party within six months of closing of the Initial Investment or any subsequent investment at a purchase price per share less than $23.47 in the case of the Initial Investment or less than the Drawdown Price in the case of a subsequent investment, Fund IV is entitled to receive additional Common Shares in an amount equal to the difference between (i) the number of shares that would have been issued to Fund IV at the closing of the Initial Investment or subsequent investment had such lower price been used at the time of such initial closing or subsequent closing, minus (ii) the number of shares actually issued;

c)	subject to certain conditions and exceptions, if the Issuer completes the sale of Common Shares resulting in gross proceeds of $100 million or more within one year following the closing of the Initial Investment or any subsequent investment, Fund IV will be entitled to purchase Common Shares sufficient to permit Fund IV to maintain its relative common share ownership position in the Issuer on a fully diluted basis;

CUSIP No. G0585R106	Schedule 13D/A	Page 17 of 20 Pages

d)	Fund IV will not be entitled to cast votes representing more than 9.5% of the total number of shares that can be cast at any meeting of Issuer’s shareholders and agrees to vote all of its shares in proportion with the votes cast by all holders of voting securities of the Issuer on any matter put before them;

e)	Fund IV will not transfer any Common Shares acquired under the Investment Agreement, subject to agreed upon exceptions, other than (i) in transactions exempt from registration under the Securities Act or (ii) pursuant to the Registration Statement referenced below in open market transactions or otherwise where the Investor reasonably believes that any transferee would not own more than 4.9% of the Common Shares then outstanding after the sale, transfer or disposition;

f)	the Issuer will file a Registration Statement on Form S-3 within 90 days of the Initial Investment covering the resale of the Common Shares purchased in the Initial Investment;

g)	Fund IV agrees to a customary “standstill” until the later of (i) the date on which Fund IV owns Common Shares representing less than 10% of the Initial Investment, and (ii) the date six months after Wilbur Ross or any other designee of Fund IV ceases to be a director of the Issuer; and

h)	prior to the closing of the Initial Investment, the Issuer will appoint Wilbur Ross to its board of directors, effective immediately after the Issuer’s 2008 annual general meeting, to serve a term expiring at the Issuer’s next annual general meeting, and (ii) thereafter, as long as Fund IV beneficially owns Common Shares acquired under the Investment Agreement with an initial aggregate purchase price of $250,000,000 or more, the Issuer’s nominating committee will nominate, and the Issuer’s board of directors will recommend to the Issuer’s shareholders, the election of Mr. Ross or, if Mr. Ross is no longer actively involved in the day-to-day operations of WLR, a designee of Fund IV reasonably acceptable to the Issuer’s nominating committee.

On September 16, 2008, AGO agreed to waive the standstill provisions of the Investment Agreement to permit the WLR Funds to purchase up to 5,000,000 Additional Shares of AGO in open market transactions from time to time. If the WLR Funds purchase all 5,000,000 Additional Shares, they would beneficially own approximately 18.9% of AGO’s outstanding common shares. There is no assurance if, when and in what amounts the WLR Funds will make any purchases.

The WLR Funds have acknowledged and agreed that all of the Additional Shares purchased by them will be “Controlled Shares” within the meaning of AGO’s Bye-Laws and that all such Additional Shares will be subject to the voting agreements and transfer restrictions contained in the Investment Agreement. Under AGO’s Bye-laws, the voting rights of the Additional Shares and other Controlled Shares owned by the WLR Funds (which includes the 10,651,896 common shares purchased pursuant to the Investment Agreement) will be reduced so that they constitute less than 9.5% of the total voting power of AGO. In addition, the Investment Agreement provides that all common shares of AGO over which the WLR Funds have voting control, which includes the Additional Shares, will be voted by the WLR Funds solely in proportion to the votes cast by all holders of voting securities of AGO on any matter put before them. In addition, the WLR Funds may not, subject to certain exceptions, transfer any of the common shares they acquired under the Investment Agreement or the Additional Shares other than in transactions exempt from registration under the Securities Act of 1933, as amended, or in open market transactions or otherwise where the seller reasonably believes that any transferee would not own more than 4.9% of AGO’s common shares then outstanding.

AGO has agreed that any Additional Shares purchased by the WLR Funds will be entitled to the registration rights provided in the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 18 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2008
WL ROSS & CO. LLC

	By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV, L.P.

	By:	WLR Recovery Associates IV LLC, its General Partner
	By:	WL Ross Group, L.P., its Managing Member
	By:	El Vedado, LLC its General Partner

	By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.

	By:	WLR Recovery Associates III LLC, its General Partner
	By:	WL Ross Group, L.P., its Managing Member
	By:	El Vedado, LLC, its General Partner

	By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.

	By:	INVESCO WLR IV Associates LLC, its General Partner
	By:	INVESCO Private Capital, Inc., its Managing Member

	By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR/GS MASTER CO-INVESTMENT, L.P.

	By:	WLR Master Co-Investment GP LLC, its General Partner
	By:	WL Ross Group, L.P., its Managing Member
	By:	El Vedado, LLC, its General Partner

	By:	*
Wilbur L. Ross, Jr.,
its Managing Member

CUSIP No. G0585R106	Schedule 13D/A	Page 19 of 20 Pages

WLR AGO CO-INVEST, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

INVESCO WLR IV ASSOCIATES LLC

By:	INVESCO Private Capital, Inc its Managing Member

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO PRIVATE CAPITAL, INC.

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES III LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR MASTER CO-INVESTMENT GP LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

CUSIP No. G0585R106	Schedule 13D/A	Page 20 of 20 Pages

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

*

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.